FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of July 2003

                           HOLMES FINANCING (No 1) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ...X...    Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes ......           No ...X...

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                  -----------------------------
                                       Current Period
                                  -----------------------------
                                   Number          (pound)000's
                                  -----------------------------
Brought Forward                        362,445      24,018,578
Replenishment                           14,044       1,047,539
Repurchased                             (5,713)       (410,680)
Redemptions                            (11,173)       (727,504)
Losses                                     (14)             (6)
Capitalised Interest                         0           1,139
Other Movements                              0              (1)
                                  -----------------------------
Carried Forward                        359,589      23,929,065
                                  =============================





                                  -----------------------------
                                         Cumulative
                                  -----------------------------
                                   Number          (pound)000's
                                  -----------------------------
Brought Forward                        115,191       6,399,214
Replenishment                          570,582      40,610,717
Repurchased                           (148,405)    (10,317,541)
Redemptions                           (177,528)    (12,770,361)
Losses                                    (251)           (631)
Capitalised Interest                         0           7,667
Other Movements                              0               0
                                  -----------------------------
Carried Forward                        359,589      23,929,065
                                  =============================

                                  Period CPR      Annualised CPR
                                  -----------------------------
  1 Month                                4.76%          72.83% **(including
                                  -----------------------------
  3 Month                               16.22%          83.99%   redemptions and
                                  -----------------------------
12 Month                                59.01%          59.01%   repurchases)
                                  -----------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                    -----------------
Weighted Average Seasoning                     34.48 months
                                    -----------------
Weighted Average Loan size          (pound)66,545.60
                                    -----------------
Weighted Average LTV                          76.64% *** (see below)
                                    -----------------
Weighted Average Remaining Term                18.95 Years
                                    -----------------

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated


                                  ------------------------------------
Product Type Analysis                   (pound)000's              %
---------------------             ------------------------------------
Variable Rate                            10,076,529            42.11%
Fixed Rate                                5,149,535            21.52%
Tracker Rate                              8,703,001            36.37%
                                  ------------------------------------
                                         23,929,065           100.00%
                                  =================-------------------

As at 8th July 2003 approximately 6% of the loans were flexible loans

Mortgage Standard Variable Rate

                    Effective Date             Rate
                    --------------             ----
                     01 March 2003            5.79%
                  01 November 2002            5.94%
                  01 December 2001            6.10%


Geographic Analysis
--------------------------------------------------------------------------------
Region                          Number      (pound)000's              %
--------------------------------------------------------------------------------
East Anglia                           13,905           839,720            3.51%
East Midlands                         18,889         1,061,748            4.44%
Greater London                        61,182         5,253,439           21.95%
North                                 15,129           730,192            3.05%
North West                            40,845         2,107,061            8.81%
Scotland                              15,716           843,151            3.52%
South East                            94,202         7,467,940           31.21%
South West                            27,898         1,819,566            7.60%
Wales                                 18,291           897,404            3.75%
West Midlands                         24,190         1,369,610            5.72%
Yorkshire and Humberside              22,604         1,115,345            4.66%
Unknown                                6,738           423,889            1.77%
--------------------------------------------------------------------------------
Total                                359,589        23,929,065          100.00%
-----------------------------===================================================

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

                                ------------------------------------------------
Range                           Number     (pound)000's              %
                                ------------------------------------------------
0.00 - 25.00                           7,043          286,597             1.20%
25.01 - 50.00                         43,245        2,356,048             9.85%
50.01 - 75.00                        101,526        7,250,851            30.30%
75.01 - 80.00                         19,292        1,415,483             5.92%
80.01 - 85.00                         25,073        1,900,451             7.94%
85.01 - 90.00                         53,334        4,119,398            17.22%
90.01 - 95.00                        110,076        6,600,237            27.58%
                                ------------------------------------------------
Total                                359,589       23,929,065           100.00%
                                ================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.


Arrears
                                ------------------------------------------------
Band                             Number         Principal     Overdue       %
                                ------------------------------------------------
Current                         349,528       23,319,729      (2,525)    97.48%
1.00 - 1.99 months                6,229          378,294        2,975     1.58%
2.00 - 2.99 months                1,711          103,274        1,513     0.43%
3.00 - 3.99 months                  773           45,834          966     0.19%
4.00 - 4.99 months                  447           25,603          705     0.11%
5.00 - 5.99 months                  270           15,610          510     0.07%
6.00 -11.99 months                  511           29,187        1,421     0.12%
12 months and over                   58            2,874          291     0.01%
Properties in Possession             62            2,572          232     0.01%
                                ------------------------------------------------
Total                           359,589       23,922,977        6,088   100.00%
                                ================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated


Movement in Shares of Trust

                                 Funding          Seller
                                 ------------------------------------
                                      (pound)000's      (pound)000's
                                 ------------------------------------
Balance Brought Forward                 14,956,662         9,382,238
Replenishment of Assets                          0         1,047,539
Acquisition by Funding                           0                 0
Distribution of Principal
Receipts                                         0        (1,138,185)
Allocation of Losses                            (4)               (2)
Share of Capitalised Interest                  710               429
Payment Re Capitalised Interest               (710)              710
                                 ------------------------------------
Balance Carried Forward                 14,956,658         9,292,729
                                 ====================================

                                 ------------------------------------
Carried Forward Percentage               61.67850%         38.32150%
                                 ====================================

                                 ------------------------------------
Minimum Seller Share                       956,919             3.95%
                                 ------------------------------------

Cash Accumulation Ledger
                                 ------------------
                                      (pound)000's
                                 ------------------
Brought Forward                          1,080,667
                                 ------------------
Additional Amounts Accumulated                   4
Payment of Notes                                 0
                                 ------------------
Carried Forward                          1,080,671
                                 ==================

                                 ------------------
Target Balance                           1,080,646 payable on 15th July 2003
                                 ------------------

Liquidity Facilities             Drawn(pound)000's     Undrawn(pound)000's
                                 ------------------------------------
Holmes Funding                            (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 1                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 2                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 3                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 4                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 5                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 6                        (pound)0     (pound)25,000
                                 ------------------------------------

Excess Spread
                                 ------------------
Quarter to 15/4/03                         0.6113%
                                 ------------------
Quarter to 15/1/03                         0.5960%
                                 ------------------
Quarter to 15/10/2002                      0.5892%
                                 ------------------
Quarter to 15/7/2002                       0.5891%
                                 ------------------

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated


                                  -----------------------------------------
Reserve Funds                           First Reserve   Second Reserve
                                  -----------------------------------------
Balance as at 15/04/2003          (pound)224,153,726.50 (pound)56,890,739.99
                                  ------------------------------------------
Required Amount as at 15/04/2003  (pound)350,000,000.00(pound)154,931,296.00
                                  ------------------------------------------
Percentage of Notes                               1.49%                0.38%
                                  ------------------------------------------

Properties in Possession

Stock
                                   -----------------------------------
                                             Current Period
                                   -----------------------------------
                                        Number           (pound)000's
                                   -----------------------------------
Brought Forward                                   58            2,567
                                   -----------------------------------
Repossessed in Period                             14            1,030
                                   -----------------------------------
Sold in Period                                   (10)            (562)
                                   -----------------------------------
Carried Forward                                   62            3,035
                                   ===================================

                                   -----------------------------------
                                               Cumulative
                                   -----------------------------------
                                        Number           (pound)000's
                                   -----------------------------------
Repossessed to date                              326           15,738
Sold to date                                    (264)         (12,703)
                                   -----------------------------------
Carried Forward                                   62            3,035
                                   ===================================

Repossession Sales Information
                                   ------------------
Average time Possession to Sale                   79 Days
                                   ------------------
Average arrears at time of Sale         (pound)3,060
                                   ------------------

MIG Claim Status
                                   -----------------------------------
                                        Number           (pound)000's
                                   -----------------------------------
MIG Claims made                                  155            1,149
                                   -----------------------------------
MIG Claims outstanding                             4               26
                                   -----------------------------------

                                   ------------------
Average time claim to payment                     35
                                   ------------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
          Date Retired        Holmes 1        Holmes 2        Holmes 3         Holmes4        Holmes 5        Holmes 6     Holmes 7
------------------------------------------------------------------------------------------------------------------------------------

                  02Q3        -               703             -               -               352             -            -

                  02Q4        -               -               -               -               352             -            -

                  03Q1        -               -               750             -               -               -            -
------------------------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
   Expected Redemption        Holmes 1        Holmes 2        Holmes 3         Holmes4        Holmes 5        Holmes 6     Holmes 7
------------------------------------------------------------------------------------------------------------------------------------
                  03Q2        -               -               -               -               -               -            -

                  03Q3        600             -               -               -               -               481          -

                  03Q4        -               176             -               191             -               481          -

                  04Q1        -               176             -               191             -               -            241

                  04Q2        -               176             -               191             -               -            241

                  04Q3        -               176             -               191             -               -            -

                  04Q4        -               -               -               -               698             -            -

                  05Q1        -               -               750             -               -               -            -

                  05Q2        -               -               -               -               -               801          -

                  05Q3        650             -               -               -               -               -            -

                  05Q4        -               125             -               -               -               -            -

                  06Q1        -               125             -               -               -               -            803

                  06Q2        -               125             -               -               -               -            -

                  06Q3        -               125             500             1,340           -               -            -

                  06Q4        -               -               -               350             875             -            -

                  07Q1        -               -               -               -               -               -            161

                  07Q2        -               -               -               -               -               634          161

                  07Q3        575             -               -               -               -               -            -

                  07Q4        -               300             -               -               -               770          -

                  08Q1        -               -               -               -               -               -            -

                  08Q2        -               -               -               -               -               500          592

                  08Q3        -               -               -               -               -               -            -

                  08Q4        -               -               -               -               -               -            -

                  09Q1        -               -               -               -               -               -            -

                  09Q2        -               -               -               -               -               -            -

                  09Q3        -               -               -               -               -               -            -

                  09Q4        -               -               -               -               -               -            -

                  10Q1        -               -               -               -               -               -            -

                  10Q2        -               -               -               -               -               -            -

                  10Q3        250             -               -               -               -               -            -

                  10Q4        -               -               -               -               -               -            -


                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                     For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated


                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 1) PLC




         Dated: 16 July, 2003                        By /s/ Natalie Weedon
                                                     (Authorised Signatory)